SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

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paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)




Chairman's statement

I am pleased to report a strong set of results with fully diluted net assets per share increasing by 19.6% from 558.2p to 667.8p (GBP902.4 million) over the year.

Overall, the operating environment for the portfolio companies has improved, with many companies successfully growing earnings, and there have been several material write-ups during the year. In addition, the portfolio has benefited from rising equity markets, which have had a significant impact on the valuation of the quoted portfolio.

The private equity portfolio has been very cash generative, with distributions reaching GBP285.8 million(1), double the level of 2004, and well ahead of total calls paid of GBP89.1 million(2). The exit environment has improved. In particular, both the debt and equity capital markets have been favourable, and a significant percentage of these distributions were the result of recapitalisations or successful IPOs and subsequent sales of quoted holdings.

Over the longer period, SVG Capital's growth in net assets continues to outperform public markets. SVG Capital has reported a compound growth in net assets per share of 8.7% p.a. over the last five years and 13.8% p.a. since listing in 1996, a respective out-performance of 9.7% p.a. and 9.4% p.a. of the FTSE All-Share (capital only).

Cash balances
The distributions from the portfolio have led to relatively high year-end cash balances of GBP205.0 million (23% of net assets). These strong levels of distributions have continued into 2006, with SVG Capital receiving a further GBP88.8 million(3) of proceeds from portfolio realisations. Some of these proceeds have been used to meet calls, and cash balances at 28 February 2006 stood at GBP234.4 million. At the year-end, SVG Capital had uncalled commitments of GBP364.1 million (GBP344.9 million at 28 February 2006, including a new commitment to SVG Diamond II(4)).

New fund commitments
Permira
A key driver of SVG Capital's net asset growth has been its holdings in funds advised by Permira ('Permira Funds'), which constitute 75% of the portfolio. In line with our principal investment objective of achieving capital appreciation by investing in private equity funds that are managed or advised by Permira, SVG Capital is considering making a substantial commitment to Permira's next private equity fund, Permira IV, which will be launched shortly.

The Permira Funds have completed more than 170 transactions over their 21 year history, spanning a number of industry and economic cycles, and with over 130 transactions now realised. Permira has outperformed industry upper quartile return benchmarks, with the most recent funds, Permira I, II and III, delivering top decile returns.

Permira focuses on larger buy-outs, predominantly in Europe, and with a strong concentration on operational improvement, creating value in the acquired businesses through the introduction of new strategies, more appropriate cost structures, better asset utilisation and strong management. Permira IV aims to capitalise on the expanding opportunities for private equity internationally, particularly in Europe.

The Board has stated that in order to maximise shareholder returns, it believes SVG Capital should be 15-20% leveraged over time. In order to support SVG Capital's proposed commitment to Permira IV and to maximise potential shareholder returns, the Board is considering funding options, including increasing its current bank facility and issuing long term debt.

SVG Advisers
Our fund management business, SVG Advisers, grew well and has closed further funds post the year-end. Third-party funds under management and commitments now stand at EUR2.4 billion, versus EUR1.5 billion at 31 December 2004. Investment performance continues to be good. A review of the SVG Advisers' operations is included in the Operating review overleaf.

Dividend
The Company's investment objective is one of capital growth and it is anticipated that returns for shareholders will derive primarily from capital gains. During the 12 months the Company received approximately GBP17.5 million(5) of income from its portfolio, primarily as a result of the high level of recapitalisations during the year. Accordingly, in order to maintain Investment Trust status, your Board propose to declare a dividend of 3.1p per share following the forthcoming Annual General Meeting.

Board
The Board worked well together during the year and we have a detailed review of Board activities in the Annual Report. During the course of 2006 we intend to appoint one further independent non-executive director.

Annual General Meeting
The AGM will be held at 12 noon on Monday 24 April 2006 at 111 Strand, London WC2R 0AG, and, as in previous years, it will include a presentation on the activities of the Company.

Outlook
I believe the portfolio of companies is well diversified, by vintage year, industry and geography and I am pleased with the performance over the year, with many companies successfully growing earnings and repaying debt, through strong underlying cash flows. This gives confidence for whatever conditions - good or bad - the economic and financial markets present to us.

Over time, private equity should outperform public markets, as SVG Capital has done since our launch in 1996. However, manager selection is key, as the differential between top and median managers is far more pronounced than in most other asset classes. SVG Capital is aligned with one of Europe' leading private equity firms, Permira, who have produced top quartile returns for investors. We are confident that our portfolio and future commitments will continue to deliver strong asset growth in the future.



Nicholas Ferguson
Chairman





Operating review

SVG Advisers has continued to build on its strong start. The business has grown substantially and now has over 40 employees, advising six private equity fund of funds and three public equity funds. Third-party funds under management and commitments now total EUR2.4 billion(6).

Private equity fund of funds
New fund launches
Schroder Private Equity Fund of Funds III (SPEFOF III)
Launched in September 2005, SPEFOF III has received commitments of EUR368 million to date, ahead of its target, and will have a final close later this month. SVG Advisers is the investment adviser to SPEFOF III, which has already made commitments to seven buy-out funds totaling EUR165 million. Like its predecessors, the fund is listed on the Dublin Stock Exchange and has been structured to meet the requirements of both high-net-worth individuals, in addition to small and large institutions.

SVG Diamond II(7)
In February 2006, SVG Diamond II successfully raised EUR500 million through a Collateralised Fund Obligation ('CFO') of private equity funds, comprising
EUR325 million of investment grade bonds and preferred equity shares representing commitments of EUR175 million as at closing. A similar structure to its award-winning predecessor, SVG Diamond II is a CFO of private equity funds incorporating drawable equity, reinvestment and over-commitment strategies. The CFO will be focused predominantly on buy-outs in Western Europe and the US and will have an over-commitment facility of 140% (allowing a target investment capacity of EUR700 million). SVG Capital has a commitment of EUR60 million to the preferred equity shares.

Existing funds
All of the fund of funds advised by SVG Advisers have reported strong results in 2005.

Schroder Private Equity Fund of Fund (SPEFOF)

The 2001 vintage SPEFOF completed its investment program during the year. In total, the fund has commitments of EUR290 million to 25 funds and has reported growth in net assets of 21.3% since launch (as at 30 September 2005).

Schroder Private Equity Fund of Fund II (SPEFOF II)
SPEFOF II raised EUR285 million in 2003. As at 30 September 2005, the fund had made commitments totalling approximately EUR299 million to 20 funds and had reported growth in net assets of 9.9% since launch.

P123
P123, which launched in 2003 as a fund of Permira pan-European buy-out funds, benefited from significant distributions and several material write-ups in its portfolio during 2005. Since its inception, P123 has reported growth in net assets of 37.4% SVG Capital has a 38.6% holding in P123.

SVG Diamond(8)
SVG Diamond, is a EUR400 million CFO of private equity funds that closed in September 2004 comprising EUR260 million of investment grade bonds and preferred equity shares representing commitments of EUR140 million as at closing. At 31 December 2005, SVG Diamond had an investment portfolio valued at EUR191.6 million, with EUR179.9 million of uncalled commitments. SVG Capital has a commitment of EUR50 million to the preferred equity shares.

Public Equity
The SVG Advisers public equity team was established in 2002 and now manages or advises combined commitments, funds and segregated mandates of approximately GBP307 million (EUR450 million).

New fund launches
Strategic Equity Capital plc (SEC)
SEC is a new investment trust listed on the London Stock Exchange. SEC listed in July 2005 having raised GBP70.4 million, which at the time represented the largest primary fund-raising for a UK investment trust since the start of 2003. The investment objective of the SEC is to achieve absolute returns over a medium-term period, principally through capital growth, by primarily investing in UK public companies that the Manager believes are undervalued and could benefit from strategic, operational and management initiatives. The investment appraisal process used for SEC involves private equity investment techniques and a practice of constructive corporate engagement. At 31 December 2005, the SEC was approximately 40% invested with holdings in 10 companies.

Existing funds
The funds advised by the team have produced strong results and finished the year ahead of their 15% absolute return targets.

SVG UK Focus Fund
The SVG UK Focus Fund finished the year with net assets of GBP190.5 million (up from GBP15.4 million at launch in 2003) and reported a growth in net assets per share of 45% since launch.

The Strategic Recovery Fund
The Strategic Recovery Fund, had a final close in January 2004 with commitments totaling GBP15 million. At 31 December 2005, the fund was almost fully called, having returned 109% of commitments to investors with two remaining investments in its portfolio and had generated a net IRR of 47%. Following on from the success of this fund, SVG has launched a successor fund, The Strategic Recovery Fund II.

Outlook
The team has been quick to react to new changes in the marketplace and has built a reputation for innovation. The performance of the funds has been impressive and we are seeing the benefits of sound structuring and good investment selection.

The private equity team committed over EUR830 million to new partnerships including approximately EUR380 million of secondaries during the year, which compares to a total of EUR125 million committed in 2004. This substantial growth in investment rate has been accommodated at a time of increasing competition for quality primary funds and tightening of prices for secondaries. The public equity team has almost doubled funds under management in the year and the team has expanded.

We are planning to launch a number of new funds during the course of 2006, including a series of feeder vehicles into Permira's next fund, Permira IV. These vehicles will seek to provide investors with an attractive structured access to Permira IV.

Andrew Williams
Chief Executive - SVG Advisers Limited



Private equity portfolio review

Values included in this portfolio review relate to the results calculated in accordance with International Financial Reporting Standards (IFRS).

Overview
Significant distributions from the portfolio and positive earnings growth in the underlying companies has resulted in a 19.6% increase in fully diluted net assets per share to 667.8p (GBP902.4 million) over the 12 months to 31 December 2005.

Overall, the operating environment for the portfolio companies has improved, with many portfolio companies successfully growing earnings, despite concerns regarding a softening of consumer spending and rising commodity and oil prices. Again, a focus on cash generation and debt repayment has had a positive impact on valuations and a number of the portfolio companies have undergone recapitalisations during the year.

The portfolio has been very cash generative, with distributions from the private equity portfolio reaching GBP285.8 million(9), double that of 2004 and well ahead of total calls paid of GBP89.1 million(10). The exit environment has improved. In particular, the capital markets have been favourable and a significant percentage of these distributions were the result of recapitalisations or successful IPOs and subsequent sales of quoted holdings. Since inception, SVG Capital has reported an average uplift on realisations to previous valuations of approximately 32% (37% excluding recapitalisations).

The improved operating environment and positive earnings growth has led to several material write-ups during the year, including New Look, Intelsat and debitel, all of which underwent recapitalisations in the first half and have been written up on an earnings basis. In addition, strong equity markets have had a significant impact on the valuation of the quoted portfolio. In total, increases in the share prices of the quoted portfolio over the year added GBP74.5 million (50.8p) to the overall value of the portfolio companies.

The majority of the portfolio (38%) continues to be valued on an earnings basis. Given the strong performance of the quoted portfolio, the flotation of Premiere and Inmarsat and the sale of Memec to Avnet, Inc., the portfolio's weighting to quoted companies at 31 December 2005 was relatively high (35%), despite the partial realisations of a number of holdings in quoted companies. The remainder of the portfolio is either valued on a cost (20%) or third-party basis (7%). Since the year-end a number of quoted holdings have been sold and one portfolio company has had a successful IPO (Marazzi). Allowing for these movements, the percentage of the portfolio valued on a quoted basis is expected to decrease to 30%.

In total there were 125 companies in the portfolio, of which the 20 largest underlying companies represent 74% of the portfolio(11) and 61% of net assets. The portfolio is focused on four key sectors: Consumer and leisure; computer & other; medical and health; and other services which together make up 95% of the portfolio. European and multinational companies continue to dominate the portfolio, with the remainder invested in North American or Asian companies.

Overall, foreign exchange movements had a positive impact of GBP4.9 million on the portfolio's sterling valuation as sterling's strengthening against the euro was more than offset by its 11% weakening against the US$.




Portfolio changes
There have been a number of material write-ups over the 12 months with several companies moving from cost to an earnings, quoted or third-party valuation basis. The majority of these write-ups took place in the first half, however a number of these companies have continued to perform ahead of expectations and have been further written up at 31 December 2005.

In particular, New Look, Intelsat and debitel all underwent recapitalisations during the first half, were written up on an earnings basis at June 2005 and have been further written-up at December 2005, adding a further GBP21.7 million (14.8p) to the value of the portfolio in the second half and GBP69.0 million (47.0p) for the full year.

Company                     31 December 2005        31 December 2004      Proceeds in    Change in year
                                   Valuation               Valuation           year *
                                      GBP'000                GBP'000          GBP'000           GBP'000

New Look                              26,908                  20,292           22,030            28,646
debitel                               19,209                  20,387           21,648            20,470
Intelsat                              19,694                 **8,520            8,666            19,840

*        including P123
**       Investment in Intelsat was made in January 2005

There have been several other smaller write-ups, predominantly as a result of companies moving from a cost to an earnings or third-party basis for the first time. The three most notable were Vendex, Marazzi and Ferretti.

Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company completed a sale and leaseback of its property portfolio in the fourth quarter of 2005, returning approximately 65% of cost to investors. At 31 December 2005, SVG Capital's holding in the company was valued on an earnings basis at GBP16.6 million which, together with the value of the sale and leaseback of its property portfolio, represents a GBP9.0 million (6.2p) uplift to its December 2004 valuation.

Marazzi, the world leader in design, manufacturing and sales of ceramic tiles successfully listed on the Italian Stock Exchange in February 2006, with shares being placed at EUR10.25 each. Funds advised by Permira sold approximately two-thirds of their shareholding in the company at the flotation and the value of this partial realisation for SVG Capital was approximately GBP14.8 million. The December 2005 third-party valuation of GBP23.8 million represents the approximate cash proceeds from the partial realisation and a discounted post flotation valuation of the remaining shares(12). This represents an approximate uplift of GBP8.7 million (6.0p) to the December 2004 valuation.

Ferretti, the world's leading producer of luxury motor yachts, completed a recapitalisation during the year, returning approximately 45% of cost to investors. The value of this recapitalisation for SVG Capital is GBP17.0 million which, together with the December 2005 valuation of the company of GBP31.6 million, represents a GBP7.7 million (5.2p) uplift to the December 2004 valuation.




Company                     31 December 2005        31 December 2004      Proceeds in    Change in year
                                   valuation               valuation            year*
                                     GBP'000                 GBP'000          GBP'000           GBP'000

Vendex                                16,609                  20,100         **12,521             9,030
Marazzi                               23,781                  15,772              740             8,749
Ferretti                              31,596                  40,974         **17,065             7,687

* including P123
** not yet distributed

The portfolio has also benefited from favourable equity capital markets and a number of quoted portfolio companies share prices have performed well during the year, including Inmarsat, Avnet, Inc., austriamicrosystems and Washtec.

Inmarsat, the leading provider of global mobile satellite communications, floated on the London Stock Exchange in June 2005, with shares being placed at 245p. In October 2005, funds advised by Permira sold 40% of their holding in the company realising approximately GBP11.8 million of value for SVG Capital. At 31 December 2005, SVG Capital's remaining holding in Inmarsat was valued at GBP19.7 million. This, together with the proceeds from the partial realisation and the redemption of GBP7.2 million of shareholder loans at the flotation, represents an uplift of GBP28.6 million (19.5p) to the December 2004 value.

Funds advised by Permira sold their holding in the global semiconductor distribution company, Memec to the New York listed Avnet, Inc. in a stock and cash transaction which completed in July 2005. At 31 December 2005, SVG Capital's holding in Avnet, Inc. was valued at GBP53.2 million, an uplift of GBP28.2 million (19.2p) to the 31 December 2004 valuation of Memec.

Company                           31 December 2005        31 December 2004      Proceeds in     Change in year
                                         valuation               valuation            year*
                                           GBP'000                 GBP'000          GBP'000            GBP'000

Inmarsat                                    19,710                  10,128           19,066             28,648
Avnet, Inc.                                 53,154                  29,721            4,763             28,196
austriamicrosystems                         21,637                  20,087           12,807             14,357
Washtec                                     12,482                   9,395            5,586              8,673

* including P123

Since the year-end, SVG Capital's holding in Avnet, Inc. and Washtec have been fully realised and approximately 50% of SVG Capital's remaining holding in Inmarsat has been sold. The respective value of these realisations for SVG Capital is expected to be GBP50.8 million, GBP16.0 million and GBP10.2 million.

Write-downs in the year included Premiere, whose share price fell in December 2005 following the announcement of its loss of the TV rights for the 2007 German football season.



Company                     31 December 2005        31 December 2004      Proceeds in    Change in year
                                   Valuation               Valuation            year*
                                     GBP'000                 GBP'000         GBP'000            GBP'000

Premiere                               7,588                  73,616           57,875           (8,153)

* including P123

Realisations
The portfolio has been very cash generative and distributions from the private equity portfolio totalled GBP285.8 million(13) for the year, double that of 2004. Approximately 37% of these were a result of recapitalisations, with the remainder being made up of 19 full and 30 partial realisations. With the exception of recapitalisations, the most material distributions during the year were the partial realisations of Premiere, Inmarsat (mentioned above) and austriamicrosystems.

Funds advised by Permira sold approximately 75% of their holding in Premiere in two tranches, the first at the flotation of the company in March 2005 and the second in October 2005. In total, the value of these two realisations for SVG Capital was GBP57.9 million, with its remaining holding in Premiere valued at GBP7.6 million at December 2005. This valuation, together with the value of the two partial realisations, represent an approximate multiple of 5 times SVG Capital's original investment cost.

Approximately 40% of SVG Capital's holding in austriamicrosystems, the Zurich listed specialist semiconductor manufacturer, was sold in November 2005. The value of this partial realisation for SVG Capital was approximately GBP12.8 million.

New investments
18 new and 29 follow-on investments were made during the year with a total of GBP89.1 million(14) of calls paid. The majority of the larger new investments were announced in the interim report (Jet Aviation, the Gala Group(15), Cortefiel and SBS Broadcasting(16)).

The two material new investments made since the publication of the interim accounts were the follow-on investment in Gala Group to fund its acquisition of Coral Eurobet, and a new investment in TDC(17).

Funds advised by Permira have backed the GBP2.2 billion acquisition of Coral Eurobet by one of their portfolio companies, Gala Group. The transaction creates Europe's pre-eminent integrated betting and gaming company with strong market positions in licensed betting offices, bingo and casinos and a high quality multimedia offer. Coral Eurobet is one of the leading betting and gaming operations in the world. After this follow-on investment, the total value of SVG Capital's interest in Gala Group is approximately GBP42.8 million, making it SVG Capital's third largest investment at 31 December 2005.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organised as six main business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories and TDC Services. Funds advised by Permira, alongside other private equity investors, backed the public to private offer for this company in November 2005. SVG Capital's share of this investment is approximately GBP22.8 million.

Valuation basis
The most significant change in the valuation basis analysis is the increase of the portfolio's weighting to quoted holdings to 35%. In addition to the strong performance of the quoted portfolio, this increase is a result of the flotation of Premiere and Inmarsat, the sale of Memec to Avnet, Inc., and the new investment in TDC. The decrease in the portfolio's weighting to companies valued on a third-party basis is a result of the flotation of Premiere in March 2005, which was valued on third-party basis at December 2004.

Valuation analysis



                                                              31 December 2005                  31 December 2004
                                                                  % (by value)                     % (by value)*
Cost(18)                                                                    20                                23
Earnings                                                                    36                                39
Written-down - earnings                                                      2                                 3
Written down                                                                 -                                 2
Third-party                                                                  7                                15
Quoted                                                                      35                                18

* restated for IFRS valuations

Since the year-end, several of SVG Capital's holdings in quoted companies have been fully or partially realised and the portfolio's weighting to quoted companies is expected to fall to approximately 30%.

The average weighted discounted earnings multiple used to value the portfolio increased to 6.7 (December 2004: 6.6). This slight increase was predominantly a result of several companies moving from a cost to an earnings valuations basis at slightly higher discounted earnings multiples. The average discount applied to companies valued on an earnings basis was 33%.

Geographical and sector distribution (by value)
There have been two small changes in the portfolio's geographical weighting with an increase in its exposure to companies operating in the UK and a decrease in its exposure to multinational companies. These changes are a reflection of realisations and revaluations in the portfolio, such as the recapitalisation of Cognis and write-ups of companies such as New Look and the AA, which has been written up on an earnings basis to GBP34.1 million.

Geographical analysis
                                                              31 December 2005                  31 December 2004
                                                                  % (by value)                     % (by value)*
Multinational                                                               21                                25
Continental Europe                                                          36                                36
UK                                                                          26                                21
North America                                                                7                                 8
Far East/Asia Pacific                                                       10                                10

* restated for IFRS valuations

There have been several changes to the portfolio's sector exposure, the largest of which is the increase in its exposure to computer/other electronics/communications sectors, a result of new investments such as Intelsat and TDC, in addition to the uplifts in value of Avnet, Inc. and Inmarsat.

Of the 49% invested in the consumer and leisure sector as a whole, 21% is invested in companies in the leisure sector, 16% in retail companies, 5% in media companies and 7% in 'other consumer'.


Sector analysis
                                                              31 December 2005                 31 December 2004*
                                                                  % (by value)                      % (by value)
Consumer and leisure                                                        49                                49
Medical/health                                                              11                                12
Computer/other electronics/communications                                   25                                16
Chemicals                                                                    1                                 6
Industrial products/services                                                 3                                 6
Other manufacturing                                                          1                                 3
Other services                                                              10                                 8

* restated for IFRS valuations

Portfolio maturity
The average age of the portfolio has fallen with 61% of investments held for less than three years; 47% being held for under two years; and 22% have been held for less than a year.

Investments in companies (GBP million)
31 December 2005

                                                                  Earnings/
Year*                           W/down               Cost       third-party            Quoted              Total
1995 & prior                       0.2                  -               0.7              12.5               13.4
1996                               0.2                  -               0.1               0.1                0.4
1997                               0.1                  -               0.2                 -                0.3
1998                               0.1                  -               1.1                 -                1.2
1999                                 -                  -              15.4              32.6               48.0
2000                                 -                 3.2              26.6             76.1              105.9
2001                               0.7                 0.4              12.3              4.3               17.7
2002                               0.2                11.3              77.5             13.5              102.5
2003                               1.2                 1.2              19.2             84.5              106.1
2004                                 -                13.8             160.0             11.1              184.9
2005                                 -               116.9              19.7             22.8              159.4
                               _______             _______           _______          _______            _______
                                   2.7               146.8             332.8            257.5              739.8
* Year of original investment in underlying companies

Investments in companies (GBP million) - restated for IFRS
31 December 2004
                                                                  Earnings/
              Year*             W/down               Cost       third-party             Quoted              Total
1994 & prior                       0.5                  -               0.1                9.4                 10
1995                                 -                  -               0.9                3.9                4.8
1996                               0.2                  -               0.4                0.2                0.8
1997                               0.1                  -               5.4                8.7               14.2
1998                               0.3                  -              21.0                2.0               23.3
1999                               0.1                1.4              18.5               24.4               44.4
2000                               2.0                3.9             102.8               22.4              131.1
 2001                                2.5               1.8               68.2                1.9              74.4
 2002                                7.4               3.7               88.3                  -              99.4
 2003                                  -               6.5               94.7               51.2             152.4
 2004                                  -             149.4                6.0                6.3             161.7
                                 _______           _______            _______            _______           _______
                                  13.1             166.7              406.3              130.4             716.5

* Year of original investment in underlying companies

Deal type
SVG Capital's portfolio remains focused towards Management Buy-Outs/Ins (85%) with a small exposure to Development Capital (12%). SVG Capital's exposure to early stage companies (3%) is entirely in the life sciences sectors.

Fund commitments
At 31 December 2005, SVG Capital had GBP314.4 million of uncalled commitments to six private equity funds (December 2004: GBP411.4 million to seven funds). In addition, SVG Capital also had a GBP14.4 million uncalled commitment to P123, which is expected to be paid in 2006; and an uncalled commitment of GBP35.3 million to SVG Diamond.


Uncalled fund commitments                                Amount                  Amount             SVG Capital
                                                         called                uncalled                uncalled
                                               (local currency)        (local currency)             commitment*
                                                       millions                millions              GBP millions

Permira Europe II                                      EUR565.0                 EUR85.2                    58.5
Permira Europe III                                     EUR224.0                EUR284.0                   195.1
The Japan Fund IV                                      Y4,423.6                Y6,290.0                    31.0
SV Investments Fund I                                   US$52.6                 US$10.6                     6.2
SV Life Sciences Fund II                                US$40.1                  US$6.6                     3.9
SV Life Sciences Fund III                               US$41.3                 US$33.8                    19.7

P123                                                    EUR83.8                 EUR21.0                     14.4
SVG Diamond                                                   -                 EUR51.4                     35.3
                                                                                                            ____
Total                                                                                                      364.1

* Based on exchange rates at 31 December 2005

SVG  Capital's  return on its holdings of its private  equity  funds,  including
P123, is summarised below:

                                                                     Year to                          Year to
                                                            31 December 2005                 31 December 2004
                                                                  GBP millions                       GBP millions

Opening Valuation                                                      714.1                            567.4
Calls Payable                                                           89.1                            159.5
Distributions Receivable                                           * (268.1)                          (143.9)
                                                                      ______                           ______
                                                                       535.1                            583.0

Increase in Value of Portfolio                                         135.1                            140.5
(less)/plus FX movement                                                  4.9                            (9.4)
                                                                      ______                           ______
                                                                       140.0                            131.1
                                                                      ______                           ______
Closing Portfolio                                                      675.1                            714.1

* not including GBP17.7 million of income.



Cash and marketable securities

At 31 December 2005, SVG Capital's gross cash balance of GBP205.0 million (December 2004: GBP25.1 million) was held principally in money market funds and treasury bills, reflecting anticipated short-term cash flows.

Since the year-end, SVG Capital has received further distributions totalling GBP88.8 million(19) and paid calls of GBP57.3 million. In addition, following the closing of SVG Diamond II, it is anticipated that SVG Capital will receive approximately GBP42.0 million from the transfer of warehoused funds to SVG Diamond II in March 2006.


--------
(1)  Including GBP17.7 million of income.
(2) Excluding the investment in Strategic Equity Capital plc and The Strategic Recovery Fund.
(3)  As at 28 February 2006
(4)  SVG Diamond Private Equity II plc and SVG Diamond Holding II Limited
(5)  Exclusive of GBP0.2 million of income received by Platinum Trust
(6)  As at 28 February 2006
(7)  SVG Diamond Holdings II Limited and SVG Diamond Private Equity II plc
(8)  SVG Diamond Holdings Limited and SVG Diamond Private Equity plc
(9)  Including GBP17.7 million of income.
(10) Excluding GBP16.8 million investments in Strategic Equity Capital plc and Strategic Recovery Fund.
(11) Gross investment portfolio of GBP739.8 million.
(12) At 31 December 2005 Marazzi was valued on a third-party basis and a discount of 25% has been applied to the remaining holding in the company. The IFRS value of this remaining holding at 28 February 2006 was GBP11.2 million.
(13) Including GBP17.7 million of income.
(14) Excluding GBP16.8 million investment in Strategic Equity Capital plc and Strategic Recovery Fund.
(15) SVG Capital's follow-on investment in Gala of GBP17.1 million is uncalled.
(16) SVG Capital's investment in SBS of GBP32.1 million was called in February 2006.
(17) SVG Capital's investment in TDC of GBP22.8 million was partially called in February 2006.
(18) Investments are carried at cost where this represents the Directors' best estimate of fair value.
(19) As at 28 February 2006




20 largest underlying companies

In the following pages, we show SVG Capital's 20 Largest investments by value as at 31 December 2005. The valuations of these companies have been presented in accordance with IFRS.

--------------------------------------------------------------------------------
SEAT Pagine Gialle (Italy)
Company: GBP000's
Current cost: 28,486
Value: 57,227
% of net assets: 6.3%
Date of acquisition: July 2003
SEAT Pagine Gialle is a telephone directories, business information and directory assistance company, which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The valuation basis is quoted.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Avnet, Inc.(US)
Company: GBP000's
Current cost: 34,876
Value: 53,154
% of net assets: 5.9%
Date of acquisition: October 2000
Avnet is one of the world's largest electronic component distributors. Serving customers in 68 countries, Avnet markets inventories and adds value to these products and provides supply chain management and engineering services. The valuation basis is quoted. Since the year-end, SVG Capital's entire holding in Avnet, Inc. has been sold.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Gala Group (UK)
Company: GBP000's
Current cost: 42,760
Value: 42,760
% of net assets: 4.7%
Date of acquisition: September 2005
The Gala Coral Group is one of Europe's pre-eminent gaming groups operating in the low stake, high volume betting, casino and online gaming sector. The valuation basis is cost in fund currency.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Travelodge (UK)
Company; GBP000's
Current cost: 31,973
Value: 34,934
% of net assets: 3.9%
Date of acquisition: February 2003
Travelodge is the second largest operator in the UK budget hotel sector, providing around 16,000 rooms in 260 hotels located around Britain. It also has operations in Spain and the Republic of Ireland. The valuation basis is earnings.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
AA (UK)
Company: GBP000's
Current cost: 28,197
Value: 34,148
% of net assets: 3.8%
Date of acquisition: September 2004
The AA is the UK's largest roadside recovery business and one of the leading insurance brokers. Other activities include personal loans, publishing and driving school services. The roadside division has over 15 million members, of which six million are personal customers. The valuation basis is earnings.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
SBS (The Netherlands)
Company: GBP000's
Current cost: 32,078
Value: 32,078
% of net assets: 3.6%
Date of acquisition: October 2005
SBS Broadcasting is a leading European commercial television and radio broadcasting company with operations across Western and Central Europe. The company operates 16 television stations, 21 premium pay channels, 11 radio networks and 11 stand-alone radio stations. The valuation basis is cost in fund currency.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Ferretti (Italy)
Company: GBP000's
Current cost: 21,130
Value: 31,596
% of net assets: 3.5%
Date of acquisition: October 2002
Ferretti Group is a world leading producer of luxury motor yachts larger than 40 feet, created through a buy and build strategy of complementary motor yacht builders. The valuation basis is earnings.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
New Look (UK)
Company: GBP000's
Current cost: 599
Value: 26,908
% of net assets: 3.0%
Date of acquisition: April 2004
New Look is one of the leading UK fashion retailers targeting the young (15-44) female market. The company was established in 1969 and has grown to become the UK's third largest single fascia retailer of womenswear with around 4% of the UK market. New Look has 543 stores in the UK and 215 stores in France (trading under the MIM fascia). The valuation basis is earnings.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Parkway Holdings (Singapore)
Company: GBP000's
Current cost: 18,909
Value: 24,893
% of net assets: 2.8%
Date of acquisition: December 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Marazzi (Italy)
Company: GBP000's
Current cost: 9,259
Value: 23,781
% of net assets: 2.6%
Date of acquisition: December 2004
Marazzi is the world's largest manufacturer of ceramic tiles. The company is active in 130 countries and has over 5,800 employees and 20 plants located in Italy, Spain, France, Russia and the US. The valuation basis is third-party. Since the year-end, Marazzi has had a successful IPO on the Milan Stock Exchange.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
TDC (Denmark)
Company: GBP000's
Current cost: 23,186
Value: 22,823
% of net assets: 2.5%
Date of acquisition: December 2005
TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organised as six main business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories and TDC Services. The valuation basis is quoted.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
austriamicrosystems (Austria)
Company: GBP000's
Current cost: 14,419
Value: 21,637
% of net assets: 2.4%
Date of acquisition: June 2000
austriamicrosystems is a market leader in the design, development and manufacture of semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial, medical and automotive end-customer markets. The valuation basis is quoted.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
DinoSol Supermercados (Spain)
Company: GBP000's
Current cost: 18,023
Value: 21,456
% of net assets: 2.4%
Date of acquisition: December 2004
DinoSol Supermercados (formerly Ahold Supermercados) operates 572 stores in Spain and the Canary Islands, trading primarily the SuperSol and HiperDino fascias. The valuation basis is earnings.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Inmarsat (UK)
Company: GBP000's
Current cost: 375
Value: 19,710
% of net assets: 2.2%
Date of acquisition: December 2003
As a leading provider of global mobile satellite services, Inmarsat has been designing, implementing and operating satellite networks for over 26 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. The valuation basis is quoted.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Intelsat (Bermuda)
Company: GBP000's
Current cost: 436
Value: 19,694
% of net assets: 2.2%
Date of acquisition: January 2005
Intelsat is a leading provider of fixed satellite communications services worldwide, supplying video, data and voice connectivity in over 200 countries and territories. The valuation basis is earnings.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
debitel (Germany)
Company: GBP000's
Current cost: 361
Value: 19,209
% of net assets: 2.1%
Date of acquisition: June 2004
debitel is Europe's largest mobile service provider, offering a wide range of telecommunications products (mobile, fixed line and internet). The company is headquartered in Germany and has over 10.8 million customers and operates via a network of 8,000 retail partners and 213 of its own shops. The valuation basis is earnings.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Cortefiel (Spain)
Company: GBP000's
Current cost: 16,803
Value: 16,803
% of net assets: 1.9%
Date of acquisition: September 2005
Cortefiel is the number two specialist apparel retailer in Spain. It operates a multi-format network with three main fascias: Cortefiel, with 222 stores primarily in the Iberian market offering casual wear for 30+; Springfield, with 329 stores and 113 franchises targeting the 18-30s and Women's Secret, selling underwear through 169 stores and 70 franchises. Headquartered in Madrid,
Cortefiel employs around 10,000 people. The valuation basis is cost in fund currency.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Jet Aviation (Switzerland)
Company: GBP000's
Current cost: 16,668
Value: 16,668
% of net assets: 1.8%
Date of acquisition: October 2005
Jet Aviation was founded in 1967 and is a leading global business aviation service company employing more than 3,500 personnel in over 60 facilities and stations around the world. The company provides maintenance, completions and engineering services, fixed base operations and airline handling, along with aircraft sales, charter and management on a global basis. In addition, Jet Aviation operates an aircraft management and charter fleet of more than 160 jets in Europe, Asia, the Middle East and the US. The valuation basis is cost in fund currency.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Vendex (Benelux)
Company: GBP000's
Current cost: 9,793
Value: 16,609
% of net assets: 1.8%
Date of acquisition: September 2004
Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company trades from 15 store fascias and around 1,800 outlets, employing 43,000 people. Vendex has a diversified portfolio of strong brands with most of the company's retail formats being household names in the Netherlands and Belgium. The valuation basis is earnings.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Grandi Navi Veloci (GNV) (Italy)
Company: GBP000's
Current cost: 12,713
Value: 14,113
% of net assets: 1.6%
Date of acquisition: October 2004
GNV is a leading European ferry company, with a fleet of eight ships. The first of its eight ships was launched in 1993, while its two largest and most recent ships, Superba and Suprema, were launched in 2002 and 2003. The valuation basis is earnings.
--------------------------------------------------------------------------------



Consolidated income statement (unaudited)

--------------------------------- ------- ------------------------------------- --------------------------------
                                  Notes            For the year ended                 For the year ended
                                                    31 December 2005                   31 December 2004
                                                                                          (restated)
                                             Revenue    Capital                   Revenue    Capital
                                              return     return          Total     return     return      Total
                                             GBP'000    GBP'000        GBP'000    GBP'000    GBP'000    GBP'000
--------------------------------- ------- ----------- ---------- -------------- ---------- ---------- ----------
Gains on investments - gains on
fair value
through profit and loss                            -    142,451        142,451          -    134,799    134,799
Exchange (losses)/gains                         (63)        994            931       (75)        112         37
--------------------------------- ------- ----------- ---------- -------------- ---------- ---------- ----------
                                                (63)    143,445        143,382       (75)    134,911    134,836
--------------------------------- ------- ----------- ---------- -------------- ---------- ---------- ----------
Operating income
Investment income                             20,723          -         20,723      2,212          -      2,212
Other operating income                        12,645          -         12,645      8,959          -      8,959
--------------------------------- ------- ----------- ---------- -------------- ---------- ---------- ----------
Total operating income                        33,368          -         33,368     11,171          -     11,171
--------------------------------- ------- ----------- ---------- -------------- ---------- ---------- ----------
Operating expenses
Administrative expenses                     (14,079)          -       (14,079)   (10,839)          -   (10,839)
Other operating expenses                           -      (517)          (517)          -      (928)      (928)
--------------------------------- ------- ----------- ---------- -------------- ---------- ---------- ----------
Total expenses                              (14,079)      (517)       (14,596)   (10,839)      (928)   (11,767)
--------------------------------- ------- ----------- ---------- -------------- ---------- ---------- ----------
Operating profit/(loss)                       19,289      (517)         18,772        332      (928)      (596)
Finance costs                                (4,588)          -        (4,588)    (5,402)          -    (5,402)
--------------------------------- ------- ----------- ---------- -------------- ---------- ---------- ----------
Profit/(loss) before tax            4         14,638    142,928        157,566    (5,145)    133,983    128,838
Tax                                            (328)      (527)          (855)         72          -         72
--------------------------------- ------- ----------- ---------- -------------- ---------- ---------- ----------
Profit/(loss) for the year                    14,310    142,401        156,711    (5,073)    133,983    128,910
--------------------------------- ------- ----------- ---------- -------------- ---------- ---------- ----------
Attributable to:
Equity holders of the parent                  14,300    142,274        156,574    (5,075)    133,899    128,824
Minority interest                                 10        127            137          2         84         86
--------------------------------- ------- ----------- ---------- -------------- ---------- ---------- ----------


Earnings per share
From continuing activities
Basic                               5                                   123.7p                           113.7p
--------------------------------- ------- ----------- ---------- -------------- ---------- ---------- ----------
Diluted                             5                                   120.3p                            97.8p
--------------------------------- ------- ----------- ---------- -------------- ---------- ---------- ----------








Consolidated statement of changes in equity (unaudited)

-------------------------- ---------- ---------- ------------ ------------ ---------- ------------ ------------ --------- ----------
                                                     Revenue      Capital      Share        Other        Total
                               Share      Share      reserve      reserve     option     reserves       equity  Minority       Total
                             capital    premium   (restated)   (restated)    reserve   (restated)      holders  interest  (restated)
                             GBP'000    GBP'000      GBP'000      GBP'000    GBP'000      GBP'000      GBP'000   GBP'000     GBP'000
-------------------------- ---------- ---------- ------------ ------------ ---------- ------------ ------------ --------- ----------
For the year ended 31
December 2005
Profit for the year                -          -       14,300      142,274          -            -      156,574       137     156,711
Dividends                          -          -            -            -          -            -            -         -           -
Issue of share options             -          -            -            -      1,425            -        1,425         -       1,425
Issue of shares via            6,000     30,000            -            -          -            -       36,000         -      36,000
placing
Issue costs                        -      (492)            -            -          -            -        (492)         -       (492)
-------------------------- ---------- ---------- ------------ ------------ ---------- ------------ ------------ --------- ----------
Changes in equity for
the year ended
31 December 2005               6,000     29,508       14,300      142,274      1,425            -      193,507       137     193,644
Balance at 31 December       122,530     72,622     (13,201)      422,945      1,250      102,704      708,850       505     709,355
2004
-------------------------- ---------- ---------- ------------ ------------ ---------- ------------ ------------ --------- ----------
Balance at 31 December       128,530    102,130        1,099      565,219      2,675      102,704      902,357       642     902,999
2005
-------------------------- ---------- ---------- ------------ ------------ ---------- ------------ ------------ --------- ----------

For the year ended 31
December 2004
Profit for the period              -          -      (5,075)      133,899          -            -      128,824        86     128,910
Dividends                          -          -            -            -          -            -            -         -           -
Issue of share options             -          -            -            -        907            -          907         -         907
Issue of shares on             9,875     29,508            -            -          -      (7,333)       32,050         -      32,050
conversion of
convertible bonds
-------------------------- ---------- ---------- ------------ ------------ ---------- ------------ ------------ --------- ----------
Changes in equity for
the year ended
31 December 2004               9,875     29,508      (5,075)      133,899        907      (7,333)      161,781        86     161,867
Balance at 31 December       112,655     43,114      (8,126)      289,046        343      110,037      547,069       419     547,488
2003
-------------------------- ---------- ---------- ------------ ------------ ---------- ------------ ------------ --------- ----------
Balance at 31 December       122,530     72,622     (13,201)      422,945      1,250      102,704      708,850       505     709,355
2004
-------------------------- ---------- ---------- ------------ ------------ ---------- ------------ ------------ --------- ----------





Consolidated balance sheet (unaudited)

--------------------------------------------------------------- ------------- ------------------- --------------------
                                                                   Notes                   As at                As at
                                                                                31 December 2005     31 December 2004
                                                                                         GBP'000              GBP'000
                                                                                                           (restated)
--------------------------------------------------------------- ------------- ------------------- --------------------
Non-current assets
Property, plant and equipment                                                              1,099                1,161
Investments designated as fair value through profit and loss                             703,725              729,272
Deferred tax asset                                                                            38                   74
--------------------------------------------------------------- ------------- ------------------- --------------------
                                                                                         704,862              730,507
--------------------------------------------------------------- ------------- ------------------- --------------------
Current assets
Financial assets                                                                          40,565                    -
Other receivables                                                                          4,965                4,390
Cash and cash equivalents                                                                205,006               25,148
--------------------------------------------------------------- ------------- ------------------- --------------------
                                                                                         250,536               29,538
--------------------------------------------------------------- ------------- ------------------- --------------------

Total assets                                                                             955,398              760,045
--------------------------------------------------------------- ------------- ------------------- --------------------
Current liabilities
Other payables                                                                           (8,721)              (7,763)
--------------------------------------------------------------- ------------- ------------------- --------------------
                                                                                         (8,721)              (7,763)
--------------------------------------------------------------- ------------- ------------------- --------------------

Total assets less current liabilities                                                    946,677              752,282
--------------------------------------------------------------- ------------- ------------------- --------------------
Non-current liabilities
Convertible loan notes                                               7                  (42,989)             (42,374)
Deferred staff compensation                                                                (689)                (553)
--------------------------------------------------------------- ------------- ------------------- --------------------
                                                                                        (43,678)             (42,927)
--------------------------------------------------------------- ------------- ------------------- --------------------

Net assets                                                                               902,999              709,355
--------------------------------------------------------------- ------------- ------------------- --------------------

Equity
Called up share capital                                              8                   128,530              122,530
Share premium account                                                                    102,130               72,622
Capital redemption reserve                                                                 3,204                3,204
Share purchase reserve                                                                    92,054               92,054
Share option reserve                                                                       2,675                1,250
Convertibles loan notes - equity                                                           7,446                7,446
Capital reserve                                                                          565,219              422,945
Revenue reserve                                                                            1,099             (13,201)
--------------------------------------------------------------- ------------- ------------------- --------------------

Equity attributable to equity holders of the parent                                      902,357              708,850
Minority interest                                                                            642                  505
--------------------------------------------------------------- ------------- ------------------- --------------------
Total equity                                                                             902,999              709,355
--------------------------------------------------------------- ------------- ------------------- --------------------

Net asset value per ordinary share
- undiluted                                                          9                    702.1p               578.5p
- diluted                                                            9                    667.8p               558.2p
--------------------------------------------------------------- ------------- ------------------- --------------------




Consolidated cash flow statement (unaudited)

--------------------------------------------------------------- ------------- ------------------ -------------------
                                                                                        For the             For the
                                                                                     year ended          year ended
                                                                               31 December 2005    31 December 2004
                                                                                        GBP'000             GBP'000
                                                                                                         (restated)
--------------------------------------------------------------- ------------- ------------------ -------------------
Income                                                                                   33,242              12,830
Expenses                                                                               (13,507)            (10,262)
Interest paid                                                                           (3,357)             (5,223)
Tax paid                                                                                  (244)                (31)
--------------------------------------------------------------- ------------- ------------------ -------------------
Net cash from/(used in) operating activities                                             16,134             (2,686)
--------------------------------------------------------------- ------------- ------------------ -------------------

Investing activities
Capital distributions from public equity funds                                            6,674               1,394
Capital distributions from private equity funds                                         268,113             143,924
Purchases of public equity funds/ other investments                                    (17,672)             (4,699)
Calls paid to private equity funds                                                     (89,117)           (159,477)
Purchase of warehoused funds                                                           (39,016)                   -
Purchases of property, plant and equipment                                                (131)             (1,004)
--------------------------------------------------------------- ------------- ------------------ -------------------
Net cash used in investing activities                                                   128,851            (19,862)
--------------------------------------------------------------- ------------- ------------------ -------------------

Financing
Share placing                                                                            36,000                   -
Issue and listing costs of ordinary shares                                                (510)                 (9)
--------------------------------------------------------------- ------------- ------------------ -------------------
Net cash from/(used in) financing activities                                             35,490                 (9)
--------------------------------------------------------------- ------------- ------------------ -------------------

Net increase/(decrease) in cash and cash equivalents                                    180,475            (22,557)
Cash and cash equivalents at beginning of period                                         25,148              47,668
Effect of foreign exchange rates on cash and cash equivalents                             (617)                  37
--------------------------------------------------------------- ------------- ------------------ -------------------
Cash and cash equivalents at end of period                                              205,006              25,148
--------------------------------------------------------------- ------------- ------------------ -------------------






Notes

1 Basis of preparation

The preliminary results for the year ended 31 December 2005 are unaudited. The financial information included in this statement does not constitute the Group's statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2005 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies in due course.

The information given as comparative figures for the year ended 31 December 2004 does not constitute the Company's statutory accounts for that financial period. Statutory accounts for the year ended 31 December 2004, prepared in accordance with UK GAAP, have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The annual report will be posted to shareholders on or around 24 March 2006. The Company's Annual General Meeting will be held at 12.00 noon on 26 April 2006 at 111 Strand, London WC2R 0AG.


2 Accounting policies

In preparing the financial information included in this statement the Group has applied policies which are in accordance with International Financial Reporting Standards as adopted by the European Commission at 31 December 2005. Full details of the Group's accounting policies can be found in the interim report and accounts, which are available on the Company's website (www.svgcapital.com).


3 IFRS restatement

Basis of preparation

The restatement has been prepared on the basis of all IFRS's currently issued by the International Accounting Standards Board effective for 2005 reporting and adopted by the European Union. The Company has prepared its restatements based on a transition date to IFRS of 1 January 2004. The Company has not relied on any exemptions detailed in IFRS 1.

Major differences between UK GAAP and IFRS

a) Under IAS 39 - 'Financial instruments: recognition and measurement'; quoted investments previously reported at mid-market value are now shown at bid price and classified as 'investments held at fair value through profit and loss'. In addition, marketability discounts previously applied to quoted valuations are no longer applied. The effect of these changes is recorded in the Income Statements.

b) Under IAS 39 - 'Financial instruments: recognition and measurement'; convertible loan notes are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The carrying amount to maturity of the liability component is measured at amortised cost. The difference between the proceeds of issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the group, is included in equity.

c) Under IFRS 2 - 'Share-based Payment'; the Group has to recognise a charge to income in respect of the fair value of outstanding share options granted to employees after 7 November 2002. The fair value has been calculated using a Stochastic option valuation model and is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. The total cost of these options is recorded in the Income Statements.

d) Under IAS 10 - 'Events after the Balance Sheet Date'; proposed dividends are accounted for in the year in which they are approved by shareholders. This has not resulted in a restatement of prior year results, but it does affect the current year as the Directors have proposed a dividend payment out of the Company's profits for the year ended 31 December 2005.

e) There are other reclassifications in accordance with IAS 1 - 'Presentation of Financial Statements'.

The reconciliations required IFRS 1 First-time adoption of International Financial Reporting Standards can be found in the interim report and accounts, which are available on the Company's website (www.svgcapital.com).


4 Business segments

For management purposes, the group is currently organised into the following principal activities:

Investing activities

SVG Capital's investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira, one of Europe's leading private equity firms. In addition, the Company invests in private equity funds that invest in Japan, North America, Asia and the life sciences sectors, and in unquoted and quoted businesses through specialist funds and co-investments alongside these funds. Investing activities are undertaken by SVG Capital plc and The Platinum Trust.

Investment management and advisory services

To complement this investment objective and create capital and income for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity and in public equity using private equity techniques.

These activities are undertaken by SVG Advisers Limited, SVG Investment Managers Limited, SVG Advisers Inc. and SVG North America Inc. Segment information about these business activities is presented below.

------------------------------------------------------------- ------------ --------------- ----------------
Year ended 31 December 2005
                                                                               Investment
                                                                               management
                                                                Investing    and advisory
                                                               activities        services     Consolidated
                                                                  GBP'000         GBP'000          GBP'000
------------------------------------------------------------- ------------ --------------- ----------------
Total income                                                       22,574          10,794           33,368
Share option costs                                                      -         (1,425)          (1,425)
Other administrative expenses                                     (1,919)        (10,735)         (12,654)
Other operating expenses                                            (517)               -            (517)
------------------------------------------------------------- ------------ --------------- ----------------
Operating profit                                                   20,138         (1,366)           18,772
Finance costs                                                     (4,588)               -          (4,588)
Gains on fair value through profit and loss                       142,439              12          142,451
Exchange losses                                                       997            (66)              931
------------------------------------------------------------- ------------ --------------- ----------------
Profit before tax                                                 158,986         (1,420)          157,566
------------------------------------------------------------- ------------ --------------- ----------------


5 Earnings per share

The calculation of the basic and diluted earnings per share, in accordance with IAS 33, is based on the following data:

------------------------------------------------------------ -------------------------- --------------
                                                                               For the        For the
                                                                            year ended     year ended
                                                                      31 December 2005    31 December
                                                                               GBP'000           2004
                                                                                              GBP'000
------------------------------------------------------------ -------------------------- --------------
Earnings for the purposes of basic earnings per share
being net
profit attributable to equity holders of the parent                            156,574        128,824
Effect of dilutive potential ordinary shares:
Interest on convertible loan notes (net of tax)                                  1,970          2,072
------------------------------------------------------------ -------------------------- --------------
Earnings for the purposes of diluted earnings per share                        158,544        130,896
------------------------------------------------------------ -------------------------- --------------

                                                                                Number         Number
------------------------------------------------------------ -------------------------- --------------
Number of shares
Weighted average number of ordinary shares for the                         126,590,127    113,329,674
purposes of basic earnings per share
Effect of dilutive potential ordinary shares:
Share options                                                                2,619,746      1,151,085
Convertible loan notes                                                       2,553,923     19,408,520
------------------------------------------------------------ -------------------------- --------------
Weighted average number of ordinary shares for the
purposes of diluted earnings per share                                     131,763,796    133,889,279
------------------------------------------------------------ -------------------------- --------------


6 Borrowings

The Company has a EUR285 million loan facility with the Royal Bank of Scotland plc and HBOS plc. No drawdowns were made under the facility during the year ended 31 December 2005, although EUR51.4 million was effectively utilised by way of a guarantee over SVG Capital's commitment to SVG Diamond Holdings Limited (note 20).

On 7 March 2006, the Company agreed a new loan facility for a maximum of EUR600 million with the Royal Bank of Scotland plc and HBOS plc.


7 Convertible loan notes

----------------------------------------------------------------------------------------------------
                                                                         31 December    31 December
                                                                                2005           2004
                                                                             GBP'000        GBP'000
----------------------------------------------------------------------------------------------------
4.5% Subordinated Convertible Bonds 2013 - Nominal                            49,000         49,000
Unamortised premium, issue and listing costs                                 (6,011)        (6,626)
----------------------------------------------------------------------------------------------------
                                                                              42,989         42,374
----------------------------------------------------------------------------------------------------

Non-current liabilities include GBP49.0 million nominal of 4.5% Subordinated Convertible loan notes, which were issued in 4 tranches in 2003 and mature on 21 May 2013. These bonds are convertible, at any time, into ordinary shares at a conversion price of 480p per share. The Company may redeem some or all of the Bonds 2013 at their principal amount together with accrued interest if at any time on or after May 21 2006, the average of the market price of the Ordinary Shares over a 20 consecutive day trading period is equal to or greater than 130% of the conversion price. The share price was 716.5p per share at 31 December 2005, equivalent to 149% of the conversion price.

Issue costs and premium are charged to the revenue account over the term of the capital instrument.

The loan notes were split on issue into a liability element and an equity component, representing the fair value of the embedded option to convert the liability into the equity of the Group, as follows:

----------------------------------------------------------------------------------------------------
Separation at issue date                                                                    GBP'000
Net issue proceeds of convertible loan notes                                                 48,911
Equity component (note 26)                                                                  (7,446)
----------------------------------------------------------------------------------------------------
Liability component at the date of issue                                                     41,465
----------------------------------------------------------------------------------------------------

The convertible bonds are listed on the London Stock Exchange. On 31 December 2005, the closing bid-offer spread was 126.499p to 126.501p for the 2013 Bonds. This equates to a fair valuation of GBP70.0 million for the 2013 Bonds in issue.


8 Share capital

----------------------------------------------------------------------- -------------- ---------------
                                                                          31 December     31 December
                                                                                 2005            2004
                                                                              GBP'000         GBP'000
----------------------------------------------------------------------- -------------- ---------------
Authorised:
200,000,000 shares of GBP1.00 each                                            200,000         200,000
----------------------------------------------------------------------- -------------- ---------------
Allotted, called up and fully paid:
Opening balance of 112,655,174 shares of GBP1.00 each                         122,530         112,655
Issue of ordinary shares on conversion of bonds                                     -           9,875
Placing of new ordinary shares                                                  6,000               -
----------------------------------------------------------------------- -------------- ---------------
Closing balance of 128,529,853 shares of GBP1.00 each                         128,530         122,530
----------------------------------------------------------------------- -------------- ---------------

Issue of shares

On 6 December 2004, the Company issued 9,874,679 ordinary shares on conversion of GBP39.4 million nominal of the 2011 convertible bonds.

On 21 March 2005, the Company entered into an Operating Agreement with Permira Holdings Limited ('PHL') and a Subscription Agreement with Permira Capital Limited ('PCL'). Both of these agreements were approved by the Company's shareholders at the Annual General Meeting held on 25 April 2005.

As part of these arrangements, on 28 April 2005 the Company issued 6 million New Shares to PCL at a subscription price of 600 pence per share. The total subscription price paid by PCL to the Company under the Subscription Agreement was GBP36.0 million. This amount was paid upon completion of the allotment of shares to PCL.


9 Net asset value per ordinary share

Calculation of the net asset values per share are based on Group net assets attributable to equity shareholders of GBP902,357,000 (31 December 2004:
GBP708,850,000)  and on  128,529,853  (31 December 2004:  122,529,853)  ordinary shares in issue at the year end.

The Group diluted net asset values per share assume the GBP49.0 million nominal 2013 convertible bonds are converted at the balance sheet date at an exercise price of 480p into 10,208,333 new shares (31 December 2004: 10,208,333 new shares).

The Group diluted net asset values per share also assume that share options with a strike price lower than the undiluted net asset value per share are exercised at the balance sheet date. This would result in the issue of 7,908,124 ordinary shares (31 December 2004: 6,761,016) for consideration of GBP33,933,000 (31 December 2004: GBP27,462,000).

Therefore, the calculation of the diluted net asset values per share are based on Group net assets attributable to equity shareholders of GBP979,279,000 (31 December 2004: GBP752,865,000) and on 146,646,310 ordinary shares (31 December 2004: 139,499,202) in issue at the year end.







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 09 March 2006


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries